SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

Ultra Petroleum Corp.

(Name of Issuer)

Common Stock, No Par Value Per Share

(Title of Class of Securities)

903914109

(CUSIP Number)

February 9, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 903914109	13G

1	NAMES OF REPORTING PERSONS Salt Run Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,240,436
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,240,436
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,240,436
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [Not Applicable]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.07%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. 903914109	13G

1	NAMES OF REPORTING PERSONS John W. Straker Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,584,422
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,584,422
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,584,422
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [Not Applicable]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.03%
12	TYPE OF REPORTING PERSON* IN

Item 1(a).	Name of Issuer:

Ultra Petroleum Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

400 North Sam Houston Parkway E.
Suite 1200
Houston, Texas 77060

Item 2(a)	Names and Principal Business Addresses of Persons Filing:

    and (b).

Pursuant to Rule 13d-(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Salt Run Capital, Inc. and John W. Straker Jr. are filing this Schedule 13G as a group.

1.	Salt Run Capital, Inc.
3465 North Pines Way, Ste. 104 #25210
Wilson, WY 83014

2.	John W. Straker Jr.
3465 North Pines Way, Ste. 104 #25210
Wilson, WY 83014

Item 2(c).	Citizenship:

1.	Salt Run Capital, Inc. is an Ohio corporation

2.	John W. Straker Jr. is a citizen of Wyoming, United States

Item 2(d).	Title and Class of Securities:

Common Stock, no par value per share

Item 2(e).	CUSIP Number

903914109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 13(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J)

(k)	☒	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership:

(a)	Amount Beneficially Owned:

See the Cover Pages for each of the Reporting Persons.

(b)	Percent of Class:

See the Cover Pages for each of the Reporting Persons

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote

(ii)	shared power to vote or to direct the vote

(iii)	sole power to dispose or to direct the disposition of

(iv)	shared power to dispose or to direct the disposition of

See the Cover Pages for each of the Reporting Persons

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

In lieu of a separate exhibit, please see Item 2.

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SALT RUN CAPITAL, INC.

02.09.2017	By:	/s/ John W. Straker Jr.
Date	Its:	President

JOHN W. STRAKER JR.

02.09.2017	By:	/s/ John W. Straker Jr.
Date

EXHIBIT A

AGREEMENT FOR JOINT FILING OF SCHEDULE 13G

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby executed this Agreement as of Feb 09, 2017.

SALT RUN CAPITAL, INC.

02.09.2017	By:	/s/ John W. Straker Jr.
Date	Its:	President

JOHN W. STRAKER JR.

02.09.2017	By:	/s/ John W. Straker Jr.
Date